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                                    UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C.  20549

                                    SCHEDULE 13G

                     UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO. 1)*

                                   Taubman Centers, Inc.
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                                  (Name of Issuer)

                      Common Stock, par value $0.01 per share
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                           (Title of Class of Securities)

                                    876 664 103
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                                   (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     Page 1 of 4 pages

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                                    SCHEDULE 13G



CUSIP NO.  876 664 103                                       PAGE 2 OF 4 PAGES
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1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     SBC Master Pension Trust
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                               (b) /X/
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3    SEC USE ONLY

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4    CITIZENSHIP OR PLACE OF ORGANIZATION

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  NUMBER OF      5    SOLE VOTING POWER
   SHARES                                     0(1)
BENEFICIALLY  -----------------------------------------------------------------
 OWNED BY        6    SHARED VOTING POWER
   EACH                                       157,100(2)
 REPORTING    -----------------------------------------------------------------
   PERSON        7    SOLE DISPOSITIVE POWER
    WITH                                      0(1)
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                 8    SHARED DISPOSITIVE POWER
                                              157,100(2)
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9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                              157,100
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10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  / /

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11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                              Less than 1%
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12  TYPE OF REPORTING PERSON*

                                              EP
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                      * SEE INSTRUCTION BEFORE FILLING OUT!

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(1)  Reporting person sold 6,114,027 Units in The Taubman Realty Group
     Limited Partnership, a Delaware Limited Partnership to the Issuer (which is the managing general partner) on January 7, 1998. The Units previously held by the reporting person were immediately convertible at a l:l ratio into an aggregate of 6,114,027 shares of common stock, par value $0.01 per share, of the Issuer.


(2) Reporting person owns 157,100 shares held in a diversified portfolio which is managed by European Investors, Inc.


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ITEM 1 (a)     Name of Issuer:   Taubman Centers, Inc.

ITEM 1 (b)     Address of Issuer's Principal Executive Offices:
                                              The Taubman Company
                                              200 East Long Lake Road,
                                              Suite 3000
                                              P.O. Box 200
                                              Bloomfield Hills, MI 48303-0200

ITEM 2 (a)     Name of Person Filing: SBC Master Pension Trust

ITEM 2 (b)     Address of Principal Business Office, or, if none, Residence:
                              175 E. Houston Street
                              San Antonio, TX 78205

ITEM 2 (c)     Place of Organization:

ITEM 2 (d)     Title of Class of Securities:   Common Stock, $0.01 par value.

ITEM 2 (e)     CUSIP Number:    876 664 103

ITEM 3 If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) check whether the person filing is a:

          (a)  /   /  Broker or Dealer registered under section 15 of the Act
          (b)  /   /  Bank as defined in section 3(a)(6) of the Act
          (c)  /   /  Insurance Company as defined in section 3(a)(19) of the
                      Act
          (d)  /   /  Investment Company registered under section 8 of the
                      Investment Company Act
          (e)  /   /  Investment Adviser registered under section 203 of the
                      Investment Advisers Act of 1940
          (f)  / X /  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security
                      Act of of 1974 or Endowment Fund; see
                      Section 240.13d-1(b)(1)(ii)(F)
          (g)  /   /  Parent Holding Company, in accordance with Section
                      240.13d-1(b)(ii)(G) (Note: See Item 7)
          (h)  /   /  Group, in accordance with Section 240.13d-1(b)(1)(ii)(H)


ITEM 4         Ownership:

          The following information is provided as of December 15, 1997:

          (a)  Amount Beneficially Owned:   0

          (b)  Percent of Class:    Less than 1%

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote:   0(1)
              (ii)   shared power to vote or to direct the vote:   157,100(2)
             (iii)   sole power to dispose or to direct the
                     disposition of:   0 (1)
              (iv)   shared power to dispose or to direct the
                     disposition of:   157,100(2)

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(1)    Reporting person owns 6,114,027 Units in The Taubman Realty Group
       Limited Partnership, a Delaware Limited Partnership, of which the Issuer is the managing general partner. The Units are immediately convertible at a l:l ratio into an aggregate of 6,114,027 shares of common stock, par value $0.01 per share, of the Issuer.

(2) Reporting person owns 157,100 shares held in a diversified portfolio which is managed by European Investors, Inc.


                                     Page 3 of 4 pages

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ITEM 5         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

ITEM 6         Ownership of More than Five Percent on Behalf of Another Person:
               Not applicable.

ITEM 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding
               Company: Not applicable.

ITEM 8 Identification and Classification of Members of the Group. Not applicable.

ITEM 9         Notice of Dissolution of Group.  Not applicable.

ITEM 10        Certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

               Signature:

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                  February 6, 1998
                                                 -------------------
                                                          Date

                                 BOSTON SAFE DEPOSIT AND TRUST COMPANY, AS
                                 TRUSTEE OF THE SBC MASTER PENSION TRUST


                                By:  /s/ Robert J. Geiger
                                    -------------------------------------
                                         Robert J. Geiger



ATTENTION:     INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL
               CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                                     Page 4 of 4 pages